EXHIBIT 99.1

QUANTUM BIOPHARMA ANNOUNCES INTENTION TO COMPLETE DEBT SETTLEMENTS AND PROVIDES CORPORATE UPDATE

Toronto, Ontario -- August 23, 2024 -- Quantum BioPharma Ltd. (formerly, FSD Pharma Inc.) (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, is pleased to announce the following corporate updates.

Changes in Management

Effective August 30, 2024, Donal Carroll will assume the role of Chief Financial Officer and Nathan Coyle will assume the role of Controller. In addition, the Company has appointed Jason Sawyer as the Head of Finance and Mergers and Acquisitions for the Company.

Option Cancellation

Effective today, the Company has cancelled an aggregate of 32,690 options (“Options”) to purchase class B subordinate voting shares in the capital of the Company (“Class B Shares”), which were previously granted to board members, advisory board members, employees, advisors and consultants of the Company (each a “Participant”). Management reviewed the Company’s outstanding Options and determined that certain Options granted to such Participants under the Company’s equity incentive plan (the “Equity Incentive Plan”), at exercise prices ranging from $84.50 to $189.15 per Class B Share, no longer represented a realistic incentive to motivate such Participants.

RSU Grant

The Company also announces the grant of restricted share units (each, an “RSU”) pursuant to the Equity Incentive Plan. The Company granted an aggregate of 32,690 RSUs to certain Participants. Each RSU granted vests the earlier of: (i) one year; and (ii) the successful implementation of the MS MAD study conducted by Ingenu of Australia, subject to acceleration in the event of a takeover bid or change of control.

All of the RSUs (and any Class B Shares issuable upon their settlement) are subject to a four month and one day hold period pursuant to the policies of the Canadian Securities Exchange (the “CSE”) and applicable securities laws.

Debt Settlement

The Company also announces that the board of directors of the Company (the “Board”) authorized and approved bonuses (together, the “Management Bonuses”) in the amount of $450,000 to each of Anthony Durkacz, Zeeshan Saeed and Donal Carroll, officers of the Company, (together, the “Executives”) pursuant to the terms and conditions of certain executive agreements entered into between the Company and each of the Executives (together, the “Executive Agreements”). Pursuant to the terms and conditions of the respective Executive Agreements, each Executive is entitled to certain annual bonuses, based on the Executive and Company meeting certain performance milestones, calculated on the basis of 70% of the respective Executive’s base salary for the second year of employment and 80% of the respective Executive’s base salary for the third year of employment, which equates to a bonus payment of $210,000 and $240,000, respectively, for each Executive for each year of service (each, a “Bonus Payment”).

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Subject to compliance with CSE policies, the Company and Executives have determined that to preserve the Company’s cash, they intend to settle the Bonus Payments into Class B Shares at a deemed price of $5.44 per Class B Share (together, the “Debt Settlements”). The Common Shares would be subject to a four month and one day hold period pursuant to the polices of the CSE and applicable securities laws.

The Company intends to complete the Debt Settlements in or around the first week of September 2024, and will disseminate a subsequent press release once completed.

Related Party Transaction

Each Debt Settlement constitutes a “related party transaction”, as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”) due to the involvement of each of the Executives, who are officers of the Company, and would require the Company to receive minority shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of each such transaction. In its consideration and approval of the Debt Settlements, the Board determined that each Debt Settlement was exempt from formal valuation and minority approval requirements of MI 61-101. The Company intends to rely on the exemptions contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, in respect of the participation of the Executives in the Debt Settlements as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the Executives, exceeds 25% of the Company’s market capitalization (as determined under MI 61-101).

About Quantum BioPharma

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun it out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of March 31, 2024) of Celly Nutrition at www.cellynutrition.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Additionally, Quantum BioPharma retains a large tax loss carry forward of approximately C$130 million and could be utilized in the future to offset tax payable obligations against future profits. Quantum BioPharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

Forward Looking Information

This press release contains certain “forward-looking statements” within the meaning of applicable Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: Donal Carroll assuming the role of Chief Financial Officer, Nathan Coyle assuming the role of Controller and Jason Sawyer assuming the role of Head of Finance and Mergers and Acquisitions for the Company; the Company’s intention to complete the Debt Settlements and the timing thereof; the Company’s intention to rely on the exemptions set out in MI 61-101; the successful implementation of the MS MAD study; the Company’s focus on the research and development of Lucid-MS to prevent and reverse myelin degradation; the Company’s intention to utilize its large tax loss to offset future tax payable obligations against future profits; the Company’s intention to retain 100% of the rights to develop products for pharmaceutical and medical uses; and the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.

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Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company will complete the Debt Settlements on the timelines indicated herein;the Company will be able to rely on the exemptions set out in MI 61-101; Donal Carroll will assume the role of Chief Financial Officer, Nathan Coyle will assume the role of Controller and Jason Sawyer will assume the role of Head of Finance and Mergers and Acquisitions for the Company; the MS MAD study will be successfully implemented; the Company’s assessment of market conditions, its ability to gain market share, and its potential competitive edge are accurate; the Company will have the ability to carry out its plans with respect to its new innovation and offerings, including its ability to conduct research and development of Lucid-MS; the Company will retain 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses; the Company will seek new business opportunities; the Company will increase efficiency in its processes and partnerships; and the Company will have the ability to carry out its other goals and objectives.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: risk that any of Donal Carroll, Nathan Coyle and/or Jason Sawyer will not assume their new roles; risk that the MS MAD study will be not be implemented; the Company’s inability to complete the Debt Settlements on the timelines set out herein or at all; the Company’s inability to rely on the exemptions set out in MI 61-101, in respect of the participation of the Executives in their respective Debt Settlements; the Company’s inability to carry out its plans with respect to its new innovation and offerings; the Company’s inability to utilize its tax loss; the Company’s inability to retain 100% of the rights to develop products for pharmaceutical or medical uses; and the Company’s inability to enhance its product development capabilities and/or maintain a portfolio of strategic investments; and the risks discussed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, final  short  form  base  shelf  prospectus dated December 22, 2023 and registration  statement  on  Form  F-3 containing a base shelf prospectus, each  under the heading “Risk  Factors”. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list is not exhaustive. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events, or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contact

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, Chief Executive Officer and Executive Co-Chairman of the Board

Email: info@QuantumBioPharma.com

Telephone: (416) 854-8884

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